UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13D-2
                              (AMENDMENT NO. ___ )*

                            ELBIT VISION SYSTEMS LTD.
                        ---------------------------------
                                (NAME OF ISSUER)

                        Ordinary Shares, par value NIS 1
                        ---------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   M37576 10 1
                        ---------------------------------
                                 (CUSIP NUMBER)

                                 April 30, 2007
                        ---------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the SECURITIES EXCHANGE ACT of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                   ------------------------
CUSIP NO. M37576 10 1               13G                    PAGE 2 OF 5 PAGES
---------------------                                   ------------------------

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)
     TAMIR FISHMAN PROVIDENT AND EDUCATION FUNDS LTD.
     [I.R.S. IDENTIFICATION NO. NOT APPLICABLE]
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
     (a) [_]
     (b) [X]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                      5    SOLE VOTING POWER
                           2,145,000 ORDINARY SHARES *
  NUMBER OF           ----------------------------------------------------------
   SHARES             6    SHARED VOTING POWER
BENEFICIALLY               0
  OWNED BY            ----------------------------------------------------------
    EACH              7    SOLE DISPOSITIVE POWER
  REPORTING                2,145,000 ORDINARY SHARES *
 PERSON WITH          ----------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,145,000 ORDINARY SHARES
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
     instructions)            [_]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.54% (BASED ON 32,080,271 ORDINARY SHARES)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See instructions)
     CO
--------------------------------------------------------------------------------

* The number includes 1,430,000 shares plus warrants to purchase 715,000 shares.

ITEM 1.   (a)  Name of Issuer:

          Elbit Vision Systems Ltd.

          (b)  Address of Issuer's Principal Executive Offices:

          1 Hayasaur Street, Hasharon Industrial Park, Kadima P.O.B 5030, Israel

ITEM 2.   (a)  Name of Person Filing:

          Tamir Fishman Provident and Education Funds Ltd.

          (b)  Address of Principal Business Office:

          21 Ha'arbaa St' Tel Aviv Israel

          (c)  Citizenship:

          Israel

          (d)  Title of Class of Securities:

          Ordinary Shares, par value NIS 1 per share

          (e)  CUSIP Number: M37576 10 1

ITEM 3. Not applicable.

ITEM 4. Ownership:

     (a)  Amount Beneficially Owned:

          2,145,000 Ordinary Shares

          The number includes 1,430,000 shares plus warrants to purchase 715,000 shares.

          Shares and warrants are registered in the names of the following investments funds:

Name of the fund                                 Shares             Warrants
------------------------------------------- ----------------- ------------------

Tamir Fishman Severance Pay Fund - General             82,156             41,078
------------------------------------------- ----------------- ------------------
Tamir Fishman Education Fund - General                536,818            268,409
------------------------------------------- ----------------- ------------------
Tamir Fishman Provident Fund - General                592,814            296,407
------------------------------------------- ----------------- ------------------
Tamir Fishman Severance Pay Fund - Value              139,340             69,670
------------------------------------------- ----------------- ------------------
Tamir Fishman Education Fund - Shares                  25,100             12,550
------------------------------------------- ----------------- ------------------
Tamir Fishman Provident Fund - Shares                  47,416             23,708
------------------------------------------- ----------------- ------------------
Tamir Fishman Education Fund - Bonds                      980                490
------------------------------------------- ----------------- ------------------
Tamir Fishman Provident Fund - Bonds                    5,376              2,688
------------------------------------------- ----------------- ------------------
Total                                               1,430,000            715,000
------------------------------------------- ----------------- ------------------


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


     (b)  Percent of Class:

          6.54% (based on 32,080,271 Ordinary Shares)

     (c)  Number of Shares as to which such person has:

          (i)   Sole Power to vote or to direct the vote: 2,145,000 Ordinary
                 Shares

          (ii)  Shared Power to vote or to direct the vote: 0

          (iii) Sole Power to dispose or to direct the disposition of: 2,145,000 Ordinary Shares

          (iv)  Shared Power to dispose or to direct the disposition of: 0

ITEM 5. Ownership of Five Percent or Less of a Class:

     N/A

ITEM 6. Ownership of More than Five Percent on Behalf of Another:

     N/A

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     N/A

ITEM 8. Identification and Classification of Members of the Group:

     N/A

ITEM 9. Notice of Dissolution of Group:

     N/A

ITEM 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAMIR FISHMAN PROVIDENT AND EDUCATION FUNDS LTD.

By: /s/ Ira Friedman                                   June 7, 2007
--------------------
Ira Friedman
CEO

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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